                 UNICOMP INCORPORATED ANNOUNCES LETTER OF INTENT
                      WITH CALIFORNIA SOFTWARE CORPORATION

  THE COMBINED ENTITY PROJECTS ANNUALIZED REVENUES OF APPROXIMATELY $27 MILLION
    AND A STRONG BALANCE SHEET WITH CASH AND CASH EQUIVALENTS OF $7.5 MILLION

MARIETTA, GA -- November 8, 2000 -- UNICOMP INC. (NASDAQ: UCMP), a provider of retail e-business solutions and innovative business software solutions for small and medium-sized companies, retailers and system integrators today announced that it has entered into a Letter of Intent to merge with California Software Corporation (OTCBB: CAWC). California Software is a leading provider of award-winning IBM midrange migration products marketed under the brand name BABY.
        The merger is subject to the customary closing conditions, including shareholder and regulatory approval. The combined companies project annualized revenues of between $26 and $30 million and a strong balance sheet with cash and cash equivalents of approximately $7.5 million.
        The combined strengths of UniComp and California Software will represent what is believed to be the world's largest provider of IBM System/36 and AS/400 migration products. UniComp's strengths lie in its ability to provide Fortune 500 companies and large AS/400 ISVs (Independent Software Vendors) with the most technologically advanced rehosting tools for migrating IBM AS/400 platform-specific applications to UNIX, Linux, and Windows NT platforms and its strong international sales, marketing and support infrastructure. California Software targets mid to small domestic users requiring the migration of their IBM System/36 and AS/400 platform-specific applications to a Windows-based PC network platform. This strategy along with its easy-to-use, cost-effective solution has allowed California Software to become the predominate provider in its target market.
         "The combination of our rehosting technologies represents only a portion of the benefits to be derived from this merger," commented UniComp President and CEO Stephen A. Hafer. "We will now have the ability to incorporate California software's e-commerce and B2B technology with our web-enablement and transaction processing capabilities allowing the Company to accelerate its product development and growth strategy which includes the ability to provide web-enabled ASP solutions for COBOL and RPG legacy applications." According to the November/December issue of SELLING AS/400 SOLUTIONS, the ASP market is projected to generate revenues in excess of $25 billion by 2004.
        "This partnership with the UniComp team will greatly enhance our marketing capabilities for our B2B and e-commerce technology while providing the vehicle to joint and cross market with the most formidable competition to our BABY/36 and BABYAS/2000 rehosting products," said California Software CEO Bruce Acacio. "UniComp's international infrastructure and sophisticated multiple-platform rehosting technology combined with our strong presence in the Windows 2000 space will provide the necessary components to expedite our existing growth plans and capture market share. This merger will also assist in lowering our overhead as we complete the integration of our sales and marketing groups and combine administrative functions," added Acacio.
        "With the strengthening of our software solutions division, we have begun investigating the long -term benefits to be gained by the Company and our shareholders from the potential spin-off of our wireless retail technologies group." said Hafer. "We have a technological as well as marketing advantage with our family of customer activated kiosks and, to maximize the full potential of this technology, we should have a fully-focused management team and the funding necessary to seize a dominant position in this market. This strategy could be more efficiently accomplished by establishing a separate company with funds raised through the capital markets."
ABOUT CALIFORNIA SOFTWARE CORPORATION
California Software Corporation is the worldwide leader in IBM Midrange migration software solutions. The Company's products, marketed under the brand name BABY, support the migration of IBM AS/400 screens and applications to Windows and the Web.
ABOUT UNICOMP
UniComp, Inc. is a provider of retail e-business solutions, customer-activated wireless devices and software solutions for companies, resellers and system integrators worldwide. The retail e-business solutions include (1) a full suite of e-business solutions and services including secure Internet and/or bricks-and-mortar transaction processing, web development and hosting and (2) a family of customer-activated wireless devices to enhance the retail shopping experience and reduce overhead costs. The software applications and services include a comprehensive suite of systems management software for IBM AS/400 users and two platform migration products for transitioning IBM System/36 and AS/400 applications to open-system platforms such as Windows NT, UNIX and Linux. UniComp's customer list includes Coca-Cola, Symbol Technologies, Kyrus Corporation, Systech Retail Systems, DHL Worldwide Express, and BMW Motors. Please visit our World Wide Web site at: www.unicomp.com.

SAFE HARBOR
The statements in this press release that relate to future results, market penetration, projected revenue growth and profitability trends, are forward-looking statements. These forward looking statements involve certain risks and uncertainties associated with demand for the company's products and services, development of markets for the Company's products and services as well as other risks identified in the Company's SEC filings. Actual results, events and performance could differ materially. Readers are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. UniComp undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
                                     # # # #